SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

Gateway Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

367600

(CUSIP Number)

Gateway Energy Corporation

1415 Louisiana Street, Suite 4100

Houston, Texas 77002

Attention: Frederick M. Pevow

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 02, 2013

(Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

3362460v3

CUSIP No. 367600	13D	Page 2 of 20 Pages

1.			NAMES OF REPORTING PERSONS GreyCap Energy LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 46-1866394
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,250,000 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	6,250,000 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3362460v3

CUSIP No. 367600	13D	Page 3 of 20 Pages

1.			NAMES OF REPORTING PERSONS Frederick M. Pevow, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,906,982 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	2,906,982 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 4 of 20 Pages

1.			NAMES OF REPORTING PERSONS Crosscap Management, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 76-0633141
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,000,000 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	2,000,000 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3362460v3

CUSIP No. 367600	13D	Page 5 of 20 Pages

1.			NAMES OF REPORTING PERSONS Brady E. Crosswell I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,326,500 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	6,326,500 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,229,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 6 of 20 Pages

1.			NAMES OF REPORTING PERSONS Henry Crosswell, IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,000,000 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	2,000,000 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 7 of 20 Pages

1.			NAMES OF REPORTING PERSONS John A. Raasch I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,521,409 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	1,521,409 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 8 of 20 Pages

1.			NAMES OF REPORTING PERSONS Christopher Robert Sis I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	893,823 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	893,823 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 9 of 20 Pages

1.			NAMES OF REPORTING PERSONS John O. Niemann, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	825,642 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	825,642 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 10 of 20 Pages

1.			NAMES OF REPORTING PERSONS Chauncey J. Gundelfinger, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	945,620 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	945,620 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 11 of 20 Pages

1.			NAMES OF REPORTING PERSONS Brett C. Rule I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	752,788 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	752,788 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 12 of 20 Pages

1.			NAMES OF REPORTING PERSONS John E. O’Shea, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	744,253 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	752,788 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 13 of 20 Pages

1.			NAMES OF REPORTING PERSONS Steven Scheler I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	304,572 shares of Common Stock
	8.	SHARED VOTING POWER	17,221,589 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER	752,788 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER	17,221,589 shares of Common Stock
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,221,589 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.25%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3362460v3

CUSIP No. 367600	13D	Page 14 of 20 Pages

Item 1.                        Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2013 (the “Schedule 13D”) and relates to the common stock, par value $0.01 (the “Common Stock”), of Gateway Energy Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1415 Louisiana Street, Suite 4100, Houston, TX 77002.  This Amendment is being filed being filed jointly by and on behalf the following group members: GreyCap Energy, LLC, a Texas limited liability company (“GreyCap”), Frederick M. Pevow,Jr. an individual resident of the State of Texas, Crosscap Management, Inc., a Texas corporation (“Crosscap”), Brady E. Crosswell, an individual resident of the State of Texas (“B. Crosswell”), Henry Crosswell, IV, an individual resident of the State of Texas (“H. Crosswell”), John A. Raasch, an individual resident of the State of Nevada (“Raasch”), Christopher Robert Sis, an individual resident of the State of Minnesota (“Sis”), John O. Niemann, Jr. an individual resident of the State of Texas (“Niemann”), Brett C. Rule, a resident of the State of North Carolina (“Rule”), Steven Scheler, a resident of the State of Maryland (“Scheler”), John E. O’Shea, Jr., a resident of the State of Texas (O’Shea”) and Chauncey J. Gundelfinger, Jr., an individual resident of the State of Kansas (“Gundelfinger”).  GreyCap, Pevow, Crosscap, B. Croswell, H. Crosswell, Raasch, Sis, Niemann, Rule, Scheler, O’Shea and Gundelfinger are collectively referred to herein as the “Group Members” and individually as a “Reporting Person” or “Group Member.”

Item 2.                        Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the Amendment, as follows:

Rule is a private investor in Charlotte, North Carolina..

O’Shea is Managing Director with Tenaska Capital Management, a private equity firm.

Scheler was a member of the Issuer’s board of directors (the “Board”) from 2005-2008. He is currently retired.

During the last five years, no Group Member has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.                        Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated, with effect from the date of this Amendment, as follows:

            Group Member

3362460v3

CUSIP No. 367600	13D	Page 15 of 20 Pages

1.      Greycap acquired 6,250,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on February 7, 2013 for approximately $250,000 in cash from its working capital.

2.      Pevow was granted 131,759 and 83,333 shares of restricted stock at prices of $0.195 and $0.30, on July 22, 2011 and July 26, 2010, respectively. Pevow also acquired 400,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on November 23, 2010 for approximately $100,000 from personal funds. He acquired 2,292,070 shares of Common Stock in a combination of privately negotiated and open market transactions from August 19, 2009 to March 17, 2010 at prices ranging from $0.31-0.40 per share for a net amount of approximately $861,412, all from personal funds.

3.      Crosscap acquired 2,000,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on November 23, 2010 for approximately $500,000 from its working capital.

4.      Raasch was granted 41,667 and 33,333 shares of restricted stock at prices of $0.24 and $0.30, on May 31, 2011 and July 26, 2010, respectively. Raasch acquired 45,000 shares in open market transactions from June 14, 2010 to September 1, 2011 for approximately $14,014 at prices ranging from $.21-.40. Raasch also acquired 100,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on November 23, 2010 for approximately $25,000 from personal funds. Prior to June 14, 2010, Raasch acquired 1,301,409 shares of Common Stock through a combination of stock grants, open market transactions and private placements.

5.      Niemann was granted 166,667, 104,167 and 83,333 shares of restricted stock at prices of $.09, $0.24 and $0.30, on July 17, 2012, May 31, 2011 and July 26, 2010, respectively. Niemann acquired 200,000 shares of Common Stock pursuant to the terms of a private placement by the Issuer on November 23, 2010 for approximately $50,000 from personal funds. He also acquired 271,475 in open market transactions from to August 30, 2010 to August 24, 2012 at prices ranging from $.08-.25 per share for approximately $43,200, all from personal funds.

6.      Sis acquired 200,000 shares of Common Stock at a price of $0.25 per share pursuant to the terms of a private placement by the Issuer, dated as of November 23, 2010, by and between Sis and the Issuer, for approximately $50,000.00, in cash from personal funds. Sis acquired 693,623 shares of Common Stock in open market transactions over a period prior to October 18, 2012.

7.      Gundelfinger acquired 465,026 shares of Common Stock in a series of transactions from 1997-2006, all of which was derived from personal funds, and disposed of 95,000 shares in a series of open market transactions from May 2007 to January 19, 2011.Gundelfinger re-acquired 575,594 shares of Common Stock in four privately negotiated transactions in June 2012 and July 2013, respectively, for an aggregate of $12,951.88, derived from personal funds.

8.      Scheler acquired 304,572 shares of Common Stock prior to 2008 in open market transactions or from stock grants while he was a member of the Board.

9.      Rule acquired 400,000 shares of Common Stock at a price of $0.25 per share pursuant to the terms of a private placement by the Issuer, dated as of November 23, 2010, by and between Rule and the Issuer, from personal funds. He later acquired 352,788 in two privately negotiated transactions in December 2010 and December 2012, both from personal funds.

3362460v3

CUSIP No. 367600	13D	Page 16 of 20 Pages

10.  O’Shea acquired 744,253 shares of Common Stock in open market transactions prior to June 2010, all of which were paid for from personal funds.

Item 4.                       Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the Amendment, as follows:

Scheler, Rule and O’Shea became Group Members on July 30, 2013, July 30, 2013 and July 31, 2013, respectively.  On July 31, 2013, Gundelfinger acquired an aggregate of 545,044 shares of Common Stock in two privately negotiated transactions.

            As of August 1, 2013, all Group Members had entered into Subscription, Exchange and Voting Agreements in favor of a merger transaction whereby Group Members: (i) will acquire Class A Units of Gateway Energy Holdings LLC (“Holdings”) in order to acquire all shares of Common Stock owned by non-Group Members for cash and (ii) exchange shares of Common Stock held by each Group Member for Class B Units of Holdings, subject to the term and conditions of a definitive merger agreement.

Item 5 hereof is hereby incorporated into this Item 4 by reference.

Item 5.                       Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated, with effect from the date of the Amendment, as follows:

(a)       The Group Members may be deemed to beneficially own 17,221,589 shares of Common Stock as of July 24, 2013, which represents 56.25% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 30,613,637 shares of Common Stock outstanding as of July 24, 2013).  Each Reporting Person, together with each other Reporting Person, may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock of the Issuer.

(b)               The number of shares as to which each Reporting Person has:

                                i.            Sole power to vote or to direct the vote – See Item 7 on the cover pages hereto.

                              ii.            Shared power to vote or to direct the vote – See Item 8 on the cover pages hereto.

                            iii.            Sole power to dispose or to direct the disposition of – See Item 9 on the cover pages hereto.

                            iv.            Shared power to dispose or to direct the disposition of – See Item 10 on the cover pages hereto.

                              v.            Consists of 6,250,000 shares of Common Stock directly owned by Greycap Energy LLC, a Texas limited liability company. Brady E. Crosswell serves as the Managing Director of Greycap and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the account. Greycap’s beneficial ownership is based on its Schedule 13G/A filed with the Commission on March 7, 2013. Mr. Crosswell also owns 76,500 shares of Common Stock in retirement accounts and on behalf of his children.

3362460v3

CUSIP No. 367600	13D	Page 17 of 20 Pages

                            vi.            Consists of 2,000,000 shares of Common Stock directly owned by Crosscap Partners, L.P., a Texas limited partnership, and Crosscap Partners Enhanced, L.P., a Texas limited partnership.  Crosscap Management, Inc. serves as investment manager to these partnerships and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of these partnerships.  Henry Crosswell serves as President of Crosscap Management, Inc.  Crosscap Management, Inc.’s beneficial ownership is based on its Schedule 13G/A filed with the Commission on December 17, 2010.

                          vii.            Raasch’s total includes 761,485 shares of Common Stock owned by WWJD, Inc., a Nevada corporation of which the reporting person is the president and Director and sole shareholder.

                        viii.            Sis’ total includes 255,000 shares of Common Stock held by Holy Innocents School, for which Mr. Sis is the trustee.

(c)                None

(d)               Not applicable

(e)                Not applicable

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated, with effect from the date of the Amendment, as follows:

As of August 1, 2013, all Group Members had entered into Subscription, Exchange and Voting Agreements in favor of a merger transaction whereby Group Members: (i) will acquire Class A Units of Holdings at a price of $.0175 per Class A Unit in order to fund a portion of the acquisition of all shares of Common Stock owned by non-Group Members for cash and (ii) exchange shares of Common Stock held by each Group Member for Class B Units of Holdings, subject to the tersm and conditions of a definitive merger agreement.

Item 7.                        Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated, with effect from the date of the Amendment, as follows:

1.      Subscription, Exchange and Voting Agreement Among Crosscap Energy QP, LP, Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

2.      Subscription, Exchange and Voting Agreement Among Greycap Energy, LLC, Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

3.        Subscription, Exchange and Voting Agreement Among Chauncey J. Gundelfinger, Jr., Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

4.      Subscription, Exchange and Voting Agreement Among John O. Niemann, Jr., Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

3362460v3

CUSIP No. 367600	13D	Page 18 of 20 Pages

5.      Subscription, Exchange and Voting Agreement Among John E. O’Shea, Jr., Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

6.      Subscription, Exchange and Voting Agreement Among Frederick M. Pevow, Jr., Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

7.      Subscription, Exchange and Voting Agreement Among John A. Raaasch, Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

8.      Subscription, Exchange and Voting Agreement Among Brett C. Rule, Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

9.      Subscription, Exchange and Voting Agreement Among Steven C. Scheler, Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

10.  Subscription, Exchange and Voting Agreement Among Christopher Sis, Gateway Energy Holdings LLC, Gateway Energy Corporation and the Investors Party Thereto dated July 23, 2013.

3362460v3

CUSIP No. 367600	13D	Page 19 of 20 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 02, 2013

Greycap Energy, LLC

By:             /s/ Brady Crosswell

  Name:       Brady E. Crosswell

   Title:        Managing Director

crosscap management, inc.

By:             /s/ Henry Mark Crosswell

    Name:       Henry Mark Crosswell

    Title:        President

 /s/ Frederick M. Pevow, Jr.

Frederick M. Pevow, Jr.

 /s/ John A. Raasch

John A. Raasch

/s/ John O. Niemann, Jr.

John O. Niemann, Jr.

/s/ Christopher Robert Sis

Christopher Robert Sis

/s/ Chauncey J. Gundelfinger, Jr.

Chauncey J. Gundelfinger, Jr.

/s/ John E. O’Shea, Jr

John E. O’Shea, Jr.

/s/ Brett C. Rule

Brett C. Rule

3362460v3

CUSIP No. 367600	13D	Page 20 of 20 Pages

/s/ Steven C. Scheler

Steven C. Scheler